

Mail Stop 3561

October 20, 2016

Michele L. Santana
Chief Financial Officer
Signet Jewelers Limited
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

> **Re: Signet Jewelers Limited**
> **Form 10-K for Fiscal Year Ended January 30, 2016**
> **Filed March 24, 2016**
> **File No. 1-32349**

Dear Ms. Santana:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Branch Chief
Office of Consumer Products